December 8, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Division of Corporation Finance

Re:	Constellation Energy Corporation Registration Statement on Form 10-12B
Submitted December 8, 2021
Originally Submitted Confidentially on July 26, 2021, as amended by
Amendment No. 1 to Draft Registration Statement Submitted September 14, 2021, as further amended by
Amendment No. 2 to Draft Registration Statement Submitted October 21, 2021, as further amended by
Amendment No. 3 to Draft Registration Statement Submitted November 12, 2021

Ladies and Gentlemen:

We are writing in response to the comment contained in the Staff’s letter dated November 29, 2021 (the “Comment Letter”) with respect to the Amendment No. 3 to the draft Registration Statement on Form 10-12B submitted by Constellation Energy Corporation (f/k/a Constellation Newholdco, Inc.) (“Constellation” or the “Company”) on November 12, 2021 (the “Form 10”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter along with the Company’s response.

Impacts of the February 2021 Extreme Cold Weather Event and Texas-based Generating Assets Outages, page 98

1.	You disclose that the estimated impact to your net income for the nine months ended September 30, 2021 arising from the impacts of the February 2021 extreme cold weather event and Texas-based outages was a reduction of approximately $880 million. You estimate a full year reduction in net income of approximately $670 million to $820 million related to these events in 2021. Revise to disclose how the range for the full year was determined and quantify the estimated impact of each material factor that contributed to the development of this range.

Company Response:

We have revised the disclosure to incorporate the material factors that contributed to the development of the range, see updates underlined in the disclosure below. We have recorded an estimated impact of $880 million for the nine months ended September 30, 2021, of which the most material factors in the estimated net loss impact have settled in cash (approximately $800 million), which comprises the vast majority of the mid-point of our range. We have also disclosed that our full year range considers the reversal of natural gas penalties in the fourth quarter 2021 (approximately $80 million) based on our expectation of the outcome of the related regulatory proceeding. Additionally, we have disclosed that there are other pending legal and regulatory matters that could result in a reduction to the impact of this event, which were considered in the development of the low end of the range.

Impacts of the February 2021 Extreme Cold Weather Event and Texas-based Generating Assets Outages

Beginning on February 15, 2021, our Texas-based generating assets within the ERCOT market, specifically Colorado Bend II, Wolf Hollow II, and Handley, experienced outages as a result of extreme cold weather conditions. In addition, those weather conditions drove increased demand for service, dramatically increased wholesale power prices, and also increased gas prices in certain regions.

The estimated impact to our Net income for the nine months ended September 30, 2021 arising from these market and weather conditions was a reduction of approximately $880 million. We estimate a reduction in Net income of approximately $670 million to $820 million for the full year 2021. Our full year range is primarily based upon the estimated net loss for the nine months ended September 30, 2021 of approximately $800 million that has settled in cash. The nine months estimated Net income impact included a reduction of approximately $80 million due to estimated net penalties associated with the natural gas business, that we anticipate will be lowered in the fourth quarter 2021. Therefore, such charges are not included in the estimated full year earnings impact. Additionally, our full year range contemplates probabilities of outcomes on various pending legal and regulatory matters. The ultimate impact to our consolidated financial statements may be affected by a number of factors, including the impacts of customer and counterparty credit losses, any state or federal solutions to address the financial challenges caused by the event, and related litigation and contract disputes. See Note 3 — Regulatory Matters and Note 15 — Commitments and Contingencies of the interim Notes to Consolidated Financial Statements for additional information.

U.S. Securities and Exchange Commission

December 8, 2021

If you have any questions regarding the Registration Statement or the foregoing, please contact Richard W. Astle or Tiffany Chan at Sidley Austin LLP at (312) 853-7270 (rastle@sidley.com) or (312) 853-7602 (tiffany.chan@sidley.com), respectively, or Brian Buck at Exelon Corporation at (202) 250-1934 (Brian.Buck@exeloncorp.com).

Very truly yours,

/s/ Carter C. Culver
Name: Carter C. Culver
Title: Assistant Secretary

Enclosure

cc:	Richard W. Astle, Sidley Austin LLP
Tiffany Chan, Sidley Austin LLP
Brian Buck, Exelon Corporation